THE HARTLEY INCOME FUND, LLC
SUPPLEMENT NO. 2, DATED JULY 29, 2026
TO THE OFFERING CIRCULAR DATED DECEMBER 17, 2025

This Supplement No. 2 (“Supplement”) is part of the Offering Circular dated December 17, 2025 (the “Offering Circular”) of The Hartley Income Fund, LLC, a Delaware limited liability company (“Company”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement No. 2 and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.our quarterly adapted net asset value (“NAV”) per Class A Unit as of June 30, 2026; and

2.our historical share pricing information*.

* if applicable

Quarterly Pricing Supplement

As of June 30, 2026, our NAV per Class A Unit is $102.50. This NAV per Class A Unit shall be effective until updated by the Company on or about September 30, 2026, unless updated by us prior to that time.

Components of NAV

The following sets forth the unaudited balance sheet used in the calculation of NAV per Class A Unit as of June 30, 2026:

Assets	June 30, 2026
Investment in Jadwin Spokane, LLC — Preferred Units	$650,000.00
Investment in Jefferson Valley Hartley, LLC (at fair value)	1,603,107.22
Accrued Investment Income Receivable	29,490.42
Accrued Loan Fee Receivable	20,000.00
Total Assets	$2,302,597.64
Liabilities
Accounts Payable	$76,748.22
Accrued Expenses	13,950.00
Total Liabilities	$90,698.22
Net Assets
Net Assets Attributable to Class A Members	$2,211,899.42
NAV per Class A Unit (21,579.007 units outstanding)	$102.50

As described in the section titled "Valuation Policies" of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Class A Units on a periodic, ongoing basis. Our investments consist of preferred equity instruments, real estate-related receivables, and an indirect interest in an operating self-

storage property held through a joint venture. Our indirect real estate investment is carried at a value determined by the Manager under the interim valuation methods described in the Offering Circular, based on third-party market evidence and the venture’s net assets, pending the property’s first annual valuation by an independent valuation specialist. The values of our other investments are based on contractual terms, cost basis, and available financial information reported to us by the underlying entities. In addition, for any given period, our published NAV per Class A Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Class A Unit may not reflect the precise amount that might be paid for your Class A Units in an arm's length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs between updates of NAV that would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC's EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Class A Unit using a process that reflects the following: (1) the carrying value of our preferred equity investment in Jadwin Spokane, LLC, recorded at cost plus accrued contractual return at 12% per annum from the date of funding; (2) the carrying value of our indirect interest in the Jefferson Valley self-storage property, held through a joint venture and carried at a value determined by the Manager under the interim valuation methods described in the Offering Circular, based on third-party market evidence and the venture’s net assets, pending the property’s first annual valuation by an independent valuation specialist; (3) accruals of our periodic operating expenses; and (4) estimated accruals of fund-level revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets under current market conditions.

Historical NAV Information

Below is the NAV per Class A Unit, as determined in accordance with our valuation policies, since the inception of the fund.

Date	NAV per Class A Unit	No. of Outstanding Class A Units
March 31, 2026	$91.57	7,000
June 30, 2026	$102.50	21,579.007

We generally receive financial information and other reporting from entities in which we hold investments on a monthly or quarterly basis. The estimated values of each of our investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The Class A Unit purchase price will be $102.50 per Class A Unit. This price per Class A Unit shall be effective until the next announcement of price per Class A Unit by the Company, which is expected to happen within a commercially reasonable time after September 30, 2026, unless updated by us prior to that time.